Exhibit (a)(1)(F)

[NOVASTAR LETTERHEAD]
Offer to Exchange Each Outstanding Share of
Series C Preferred Stock
of
NOVASTAR FINANCIAL, INC.
For, at the Election of the Holder,
Common Stock Only
or
Common Stock and Cash
and
Solicitation of Consents Relating to the Recapitalization
Pursuant to the Prospectus dated April [ • ], 2011

The Series C Offer and withdrawal rights will expire at midnight, Eastern Time, on [ • ], 2011, unless extended (the “Expiration Date”). Tenders may be withdrawn prior to midnight, Eastern Time, on the Expiration Date.

April [ • ], 2011

To Our Series C Holders:

Thank you for your support as we work toward completing the recapitalization of the outstanding shares of our 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), and our 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Series D1 Preferred Stock”).

Upon the terms and subject to the conditions set forth in the proxy statement/consent solicitation/prospectus, dated April [ • ], 2011 (the “Prospectus”), and the related letter of transmittal and the instructions thereto (the “Letter of Transmittal”), the Company is proposing to exchange, for each outstanding share of Series C Preferred Stock (the “Series C Offer”), at the election of the holder, either:

•	3 shares of newly-issued common stock of the Company, par value $0.01 per share (the “Common Stock”), and $2.00 in cash; or

•	19 shares of newly-issued Common Stock (collectively, the “Consideration Options”).

The elections made by the holders of the Series C Preferred Stock (the “Series C Holders”) will be subject to allocation and proration procedures intended to ensure that, in the aggregate, 43,823,600 newly-issued shares of Common Stock and $1,623,000 in cash (plus such other cash that is needed to cash out fractional shares) will be issued to the Series C Holders. If you who wish to participate in the Series C Offer, you must tender all of your Series C Preferred Stock. You may not tender less than all of your Series C Preferred Stock.

Enclosed for your consideration is the Letter of Transmittal. Please also refer to the Prospectus which you should have received in a separate mailing. The Series C Offer is subject to certain conditions, such as the participation in the Series C Offer by holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, the consent to the Series C Offer and Series D Exchange by the holders of at least two-thirds of the outstanding Series C Preferred Stock (the “Consent Solicitation”) and the requisite affirmative vote of stockholders in support of certain aspects of the recapitalization. See the Prospectus for more information regarding the closing conditions of the Series C Offer.

The Series C Offer, along with the Company’s agreement with the holders of the Series D Preferred Stock (the “Series D Holders”) to exchange all the outstanding shares of Series D Preferred Stock for an aggregate of 37,161,600 newly-issued shares of Common Stock and $1,377,000 in cash (the “Series D Exchange”), is part of our recapitalization to improve our capital structure. The Series C Preferred Stock was issued with an annual dividend equivalent to 8.90% and the Series D Preferred Stock was issued with an annual dividend equivalent to 9.00%. We have failed to make all dividend payments on the Series C Preferred Stock and Series D Preferred Stock since October 2007. Because we have not made all required dividend payments on the Series D Preferred Stock, the dividend rate increased to 13.0%, retroactive and compounded to the beginning of the first quarter in which the dividends were not paid. The unpaid dividends continue to accrue and have resulted in the large increase in unpaid dividends recorded in our consolidated balance sheets of $55.6 million as of April 8, 2011. Further, the aggregate liquidating preference of the Series C Preferred Stock and the Series D Preferred Stock, which does not include the accrued and unpaid dividends, is $74.8 million and $52.5 million, respectively as of April 8, 2011. Therefore, the aggregate obligation relating to the preferred stock as of April 8, 2011 was $182.9 million. All accrued and unpaid dividends on our preferred stock must be paid prior to any payments of dividends or other distributions on our Common Stock, and this recapitalization would have the result of removing this dividend priority favoring the preferred stock. If the Series C Offer and Series D Exchange are consummated, approximately $23.5 million in accrued and unpaid dividends on the Series C Preferred Stock and $32.1 million of accrued and unpaid dividends on the Series D Preferred Stock (through April 8, 2011) will be eliminated, and no further dividends on such preferred stock will accrue. Further, our obligation to pay the aggregate liquidating preference of the Series C Preferred Stock and the Series D Preferred Stock would be eliminated as well.

The Company does not believe that it is likely to produce cash flow before preferred dividends that exceeds the Company’s growing dividend requirement, nor does the Company believe it is likely to be able to satisfy payment of its accumulated and unpaid preferred dividends, which will continue to grow to approximately $68.7 million and $88.1 million in 2011 and 2012, respectively, unless and until the Company pays its preferred holders the full amount of accumulated and unpaid preferred dividends. Moreover, the Series D Preferred Stock mandatorily converts in 2016, at which point the liquidating preference of $52.5 million and accumulated and unpaid dividends, which are projected to be $61.7 million at the conversion date, become due. Based on the Company’s financial outlook, the Company does not believe it will be able to satisfy its obligation to its Series D Holders at or before the conversion date, nor does it does believe it will have cash available to redeem its Series C Preferred Stock in the future, which is perpetual and does not have a maturity date, but which, if redeemed, would require payment of the liquidating preference of $74.8 million and accumulated and unpaid dividends related to the Series C Preferred Stock.

In connection with the Series C Offer, the Company is seeking consents from the Series C Holders to effect the Series C Offer and Series D Exchange. The consent of the holders of at least two-thirds of all outstanding Series C Preferred Stock is required. Please refer to the Prospectus for more information regarding the Consent Solicitation.

Further, in connection with the Series C Offer, the board of directors of the Company (the “Board of Directors”) has called a special meeting of the stockholders on [ • ], 2011, to consider certain proposals, which proposals must be approved as a condition to the Series C Offer (collectively, the “Proposals”). As a Series C Holder, you will have the opportunity to vote on Proposal 1, Proposal 4 and Proposal 5 (as defined in the Prospectus). The holders of Common Stock and the Series D Holders will have the opportunity to vote on Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5 (as defined in the Prospectus). Please refer to the Prospectus for more information regarding the special meeting and the Proposals.

Subject to the aforementioned and other closing conditions, all as described further in the Prospectus, we presently expect that the Series C Offer and the Series D Exchange will close during the second quarter of 2011.

To participate in the Series C Offer, to consent to the Series C Offer and the Series D Exchange, and to give your voting instructions to the designated proxies as recommended by the Board of Directors for the proposals on which you are entitled to vote:

If You Are the Registered Holder of Series C Preferred Stock

1. Properly complete the Letter of Transmittal (with any required signature guarantees), including the Election Form included therewith on which you will elect your Consideration Option, and enclose it and your tendered Series C Preferred Stock certificates in the envelope enclosed with this letter and the Letter of Transmittal. The completed Letter of Transmittal (and any other document required thereby) and your Series C Preferred Stock certificates must be received by the Exchange Agent prior to the Expiration Date.

Exception:  If your Series C Preferred Stock certificates are not immediately available or your Series C Preferred Stock certifications cannot be delivered to the Exchange Agent by the Expiration Date, and you properly submit a Notice of Guaranteed Delivery to the Exchange Agent, the deadline to submit the items noted in Item 1 is 5:00 p.m., Eastern Time, on the fifth business day after the Expiration Date.

2. Mark “Consent” on the proxy card, mark “For” by Proposal 1, “For” by Proposal 4 and “For” by Proposal 5 on the proxy card, and return the proxy card in the envelope enclosed with the Prospectus and proxy card. The proxy card must be received at the address on the proxy card envelope prior to [ • ], 2011. (Alternatively, you can give your consent to the Series C Offer and Series D Exchange and vote on the Proposals via telephone or Internet as indicated on the proxy card.)

If Your Shares of Series C Preferred Stock Are Held In “Street Name” by a Bank, Brokerage Firm or Other Nominee

1. Properly complete the Instruction Form included with the letter forwarded to you by the bank, brokerage firm or other nominee who holds your Series C Preferred Stock in “street name,” on which you will elect your Consideration Option. The completed Instruction Form and your Series C Preferred Stock certificates must be received by the Exchange Agent prior to the Expiration Date.

2. Mark “Consent” on the proxy card, mark “For” by Proposal 1, “For” by Proposal 4 and “For” by Proposal 5 on the proxy card, and return the proxy card in the envelope enclosed with the Prospectus and proxy card. The proxy card must be received at the address on the proxy card envelope prior to [ • ], 2011. (Alternatively, you can give your consent to the Series C Offer and Series D Exchange and vote on the Proposals via telephone or Internet as indicated on the proxy card.)

Please do not send your Series C Preferred Stock certificates or any other documents to the Company.

If you have any questions regarding the Series C Offer, the Consent Solicitation, or the upcoming special meeting at which the Proposals will be considered, please call Georgeson Inc. at (212) 440-9800 for banks and brokers, and at (866) 695-6074 for all other callers (toll-free).

Very truly yours,

W. Lance Anderson
Chairman of the Board of Directors
and Chief Executive Officer